UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

GeoMet, Inc.
(Name of Issuer)

COMMON STOCK, par value $.001
(Title of Class of Securities)

37250U201
(CUSIP Number)

Bradford T. Whitmore
1560 Sherman Avenue, Suite 900
Evanston, IL 60201
Telephone:  (847) 733-1230
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 29, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g),
check the following box.  [X]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No. 37250U201 Page 2 of 9 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons
Grace Brothers, Ltd.

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)
OO

5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization

Illinois Limited Partnership

              7 Sole Voting Power
Number of       0
Shares        8 Shared Voting Power
Beneficially    9,759,231** shares
Owned	by
Each
Reporting     9 Sole Dispositive Power
Person          0
With         10 Shared Dispositive Power
                9,759,231** shares

11. Aggregate Amount Beneficially Owned by Each Reporting
Person

9,759,231** shares

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

17.5%

14. Type of Reporting Person (See instructions)

PN

**See Item 5(a).

Schedule 13D

CUSIP No. 37250U201 Page 3 of 9 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons

Bradford T. Whitmore

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)
OO
5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization
United States

              7 Sole Voting Power
Number of       5,456,169**
Shares
Beneficially  8 Shared Voting Power
Owned by        9,759,231**
Each
Reporting     9 Sole Dispositive Power
Person          5,456,169**
With
             10 Shared Dispositive Power
                9,759,231**

11. Aggregate Amount Beneficially Owned by Each Reporting
Person

15,215,400**

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

27.3%

14. Type of Reporting Person (See instructions)

IN

**See Item 5(a).

Schedule 13D

CUSIP No. 37250U201 Page 4 of 10 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons

Spurgeon Corporation

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)
OO
5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization
Illinois Corporation


              7 Sole Voting Power
Number of       0
Shares
Beneficially  8 Shared Voting Power
Owned by        9,759,231** shares
Each
Reporting     9 Sole Dispositive Power
Person          0
With
             10 Shared Dispositive Power
                9,759,231** shares

11. Aggregate Amount Beneficially Owned by Each Reporting
Person

9,759,231**

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

17.5%

14. Type of Reporting Person (See instructions)
CO

**See Item 5(a).

Page 5 of 9 Pages
Item 1. Security and Issuer

This Schedule 13D relates to the Common Stock, par value
$.001 per share (the "Common Stock") issued by, a Delaware
corporation (the "Company"), whose principal executive
offices are located at 1221 McKinney Street, Suite 3840,
Houston, Texas 77010.
..

Item 2. Identity and Background

(a) The statement is filed by Grace Brothers, Ltd., an Illinois limited partnership ("Grace"). Bradford T.
Whitmore ("Whitmore") and Spurgeon Corporation
("Spurgeon") are the general partners of Grace.

(b) The business address of Grace and Whitmore is 1560
Sherman Avenue, Suite 900, Evanston, Illinois 60201.
The business of Spurgeon is 407 S. Third Street, Suite
230, Geneva, Illinois 60134.

(c) The principal business of Grace is to purchase, sell, invest, and trade in securities. Whitmore's principal occupation is that of being a general partner of Grace.
The principal business of Spurgeon is that of being a general partner of Grace. The names, business addresses, and present principal occupation or employment of each director and executive officer of Spurgeon are set forth in Exhibit A hereto.

(d) None of the persons referred to in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the persons referred to in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to , federal or state securities laws or finding any violation with respect to such laws.

(f) Grace is an Illinois limited partnership and Spurgeon is an Illinois corporation. Whitmore is a citizen of the United States.

Page 6 of 9 Pages

Item 3.  Source and Amount of Funds

The shares of Common Stock to which this Schedule 13D relates (the "Shares") results from the purchase of the Company's convertible preferred shares ("Preferred"), which were purchased with working capital and partnership funds.

Item 4. Purpose of Transaction.

The Filers previously reported their holdings on Schedule
13G and are voluntarily filing this 13D, which would otherwise be required at such point in time, if any, as the Filers' holdings represent 20% or more of the outstanding shares of Common Stock. The Filers may in the future take such actions with respect to their holdings in the Company as they deem appropriate including communications with management of the Company, purchasing additional Preferred, or selling some or all of their Preferred or any Preferred they may hereafter acquire.

Except as set forth herein, the Filers have no plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of this
Item 4.

Item 5. Interest in Securities of the Issuer

(a) As of the date of this filing, Grace beneficially owns
9,759,231 shares of Common Stock, which would be obtained if the Reporting Person were to exercise its right to convert Preferred it holds (1,268,700 shares of Preferred) of the Issuer into Common Stock, representing approximately 17.5% of the outstanding shares of Common Stock. As general partner of Grace, Spurgeon may be deemed beneficial owner of 9,759,231 shares of Common
Stock, which would be obtained if the Reporting Person were to exercise its right to convert Preferred it holds
(1,268,700 shares of Preferred) of the Issuer into Common Stock, or 17.5% of the outstanding shares of Common
Stock, although they otherwise disclaim beneficial ownership. As general partner of Grace, Whitmore may be deemed beneficial owner of 9,759,231 shares of Common
Stock, which would be obtained if Grace were to exercise its right to convert Preferred it holds (1,268,700 shares of Preferred) of the Issuer into Common
Stock, and 5,456,169 shares of Common Stock, which would be obtained if Whitmore were to exercise its right to convert Preferred it holds (709,302 shares of Preferred) of the Issuer into Common Stock, as direct beneficial owner, or 27.3% of the outstanding shares of Common Stock.

(b) Grace: shared voting power (with Whitmore and Spurgeon)
9,759,231** Shares

Whitmore:  shared voting power (with Grace and Spurgeon)
9,759,231** Shares.
sole voting power 5,456,169** Shares

Spurgeon:  shared voting power (with Grace and Whitmore)
9,759,231** Shares

Page 7 of 9 Pages

(c) The transactions effected by the Filers during the past
60 days are set forth in Schedule A.

(d) No person other than the Filers is known to have the right to receive, or the power to direct the receipt of, dividends from or the proceeds from the sale of the Shares.

(e)	N/A

**See Item 5(a).

Item 6.  Contracts, Arrangements, Understandings or
Relationships with respect to Securities of the Issuer

There are no contracts, arrangements, understandings or other relationships with respect to any securities of the Company.

Item 7.  Items to be Filed as Exhibits

Exhibit A - Directors and Executive Officers of Spurgeon
Corporation

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement with respect to it is true, complete and correct.

Dated: October 2, 2015

Grace Brothers, Ltd.

By: /s/ Bradford T. Whitmore
Name:  Bradford T. Whitmore
Its:  General Partner

Bradford T. Whitmore

By: /s/ Bradford T. Whitmore
Name:  Bradford T. Whitmore

Spurgeon Corporation

By: /s/ Jerald A. Trannel
Name:  Jerald A. Trannel
Its:  Vice President

Page 8 of 9 Pages

SCHEDULE A

TRADE ACTIVITY FOR GEOMET, INC. CONVERTIBLE PREFERRED
STOCK EFFECTED BY BRADFORD T. WHITMORE FOR THE
PREVIOUS 60 DAYS.

                            Amount of
                            Shares       Price per
Date        Security        Purchased    Share
09/03/2015  PREFERRED STOCK   3,900      $2.25
09/03/2015  PREFERRED STOCK     700      $1.90
09/03/2015  PREFERRED STOCK     200      $1.80
09/03/2015  PREFERRED STOCK     100      $2.00
09/28/2015  PREFERRED STOCK  10,000      $1.52
09/28/2015  PREFERRED STOCK  10,000      $1.53
09/28/2015  PREFERRED STOCK  10,000      $1.54
09/28/2015  PREFERRED STOCK  10,000      $1.55
09/29/2015  PREFERRED STOCK 250,000      $1.50
09/30/2015  PREFERRED STOCK 423,302      $1.50
10/01/2015  PREFERRED STOCK   1,100      $1.50

                            Amount of
                            Shares       Price per
Date        Security        Sold         Share
09/30/2015  PREFERRED STOCK 10,000       $1.50

Page 9 of 9 Pages

Exhibit A
Directors and Officers of Spurgeon Corporation

Judith M. Van Kampen
407 S. Third Street, Suite 230
Geneva, IL 60134
Director of Spurgeon.  Trustee of Judith M. Van Kampen
Trust which is Manager of Van Kampen Asset Management
Company, LLC.

Karla M. Van Kampen-Pierre
407 S. Third Street, Suite 230
Geneva, IL 60134
Director of Spurgeon.  Trustee of Judith M. Van Kampen
Trust which is Manager of Van Kampen Asset Management
Company, LLC.

David Wisen
407 S. Third Street, Suite 230
Geneva, IL 60134
Director, President and Secretary of Spurgeon.
President of Van Kampen Asset Management Company,
LLC.

Jerald A. Trannel
407 S. Third Street, Suite 230
Geneva, IL 60134
Director, Vice President and Treasurer of Spurgeon.
Controller of Grace Brothers, Ltd. and Senior Vice
President and Treasurer of Van Kampen Asset Management
Company, LLC. Trustee of Judith M. Van Kampen Trust which is Manager of Van Kampen Asset Management
Company, LLC.

Scott R. Pierre
407 S. Third Street, Suite 230
Geneva, IL 60134
Secretary of Van Kampen Asset Management Company, LLC.

All are United States Citizens.

The Business address of Van Kampen Asset Management
Company, LLC is 407 S. Third Street, Suite 230,
Geneva, IL 60134.  The principal business of Van Kampen
Asset Management Company, LLC is investment and asset management.